EXHIBIT 99.10

FOR IMMEDIATE RELEASE December 11, 2006	CONTACT: Patricia Sturms Edelman (212) 704-4496

BARINGTON CAPITAL GROUP TO SUPPORT
LONE STAR FUNDS TRANSACTION

     New York, New York – December 11, 2006 – Barington Capital Group, L.P. (“Barington”) announced today that, based on the results of its review of Lone Star Steakhouse & Saloon, Inc. (Nasdaq: STAR) (the “Company”) and further declines in the Company’s core business concept, it intends to vote in favor of the acquisition of the Company by affiliates of Lone Star Funds for $27.35 per share in cash.

     Barington and its financial advisor have been permitted to conduct a review of certain confidential or nonpublic information concerning the Company, which included, among other things, access to the Company’s electronic data room and discussions with representatives of the Company’s Board of Directors. Barington also reviewed recently released information concerning the Company, including the declining comparable store sales data by concept for the eight weeks ended November 28, 2006. Barington believes that such information supports publicly released statements by the Company’s Board of Directors regarding the continued deterioration of the Company’s financial condition and results of operations, particularly at the Company’s flagship Lone Star Steakhouse concept, and the Board’s “unfavorable outlook for the Company’s business for the foreseeable future.”

     Barington also believes that the Company has been negatively impacted by a number of poor marketing decisions, including the costly sponsorship of a NASCAR race team and the termination of the Company’s coupon program without a replacement marketing program in place (both as discussed in the Company’s last earnings conference call held on October 18, 2006).

     It is Barington’s view that it is unlikely that the Company’s management team will be able to turn around the business in the near term. As a result, Barington believes that the Loan Star Funds transaction is the best available alternative for stockholders at this time.

About Barington Capital Group, L.P.

     Barington Capital Group, L.P. is an investment management firm that primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value.

     Barington represents a group of investors that owns, in the aggregate, approximately 9.6% of the outstanding common stock of the Company.

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